MAIL STOP 03-08
	January 7, 2005

Dennis H. Depenbusch
Chief Executive Officer
Catalyst Lighting Group
7700 Wyatt Drive
Fort Worth, Texas 76108

	RE:	Catalyst Lighting Group, Inc.
		Registration Statement on Form SB-2
		Filed on August 16, 2004
		File No. 333-121179

		Form 8-K filed October 5, 2004
		File No. 000-50385

Dear Mr. Depenbusch:

      We have limited our review of your filing to the terms of the transactions covered by registration statement. No further review of the registration statement has been made. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. We note the disclosure in Item 1.01 of the Form 8-K filed on October 5, 2004. It is unclear whether you are registering common stock issuable upon conversion of the secured convertible term note described in that Form 8-K. If you are registering those shares please clarify your disclosure and supplementally provide your analysis as to why that transaction with the Laurus Master Fund, Ltd.
is a completed private placement. In order to have a completed private placement the investor must be irrevocably committed to purchase the securities and will not make any further investment decision. We note your disclosure in the Form 8-K in the section referenced above that Laurus has "sole and absolute" control of the funds in the escrow account.  Therefore, it is unclear whether
Laurus
Master Fund is irrevocably committed since it controls the funds held
in the restricted account.
2. Please revise throughout the prospectus to clarify what common stock is being registered. For instance, what shares of Keating Securities, LLC are being registered? Also, in the fee table please clearly identify what shares of common stock are issuable upon the conversion of notes or the exercise of warrants and options. Currently, the fee table lists three categories but not does provide any footnote disclosure clarifying what shares are being
registered.
3. Please expand your disclosure throughout your prospectus to describe the transactions in which the shares, debentures and warrants were issued and the material terms of those financial instruments. The disclosure in your Prospectus Summary and on the top of page 43 does not seem to clearly and concisely convey the material terms of the securities which are convertible and exercisable into the shares being registered. Material terms such as the conversion limitations described in Exhibits 10.2, 10.7, and
10.8
as filed with the Form 8-K on October 5, 2004 should be disclosed. We also note the limitation in the terms of the notes that prohibits paying dividends. Also, your disclosure should be clear as to the number of shares that are being registered that relate to warrants, options, or other financial instruments. If true, you should also clarify that your financial instruments have fixed conversion prices.
4. We note that you are registering common stock and common stock underlying warrants that were issued as part of units in an October
12, 2004 private placement. Your disclosure in the Prospectus Summary on page 6 indicates that this private placement has been "extended through January 24, 2005." Please provide an analysis as to whether the October 12, 2004 sale has been completed, enabling you to register those shares for resale here. As indicated above, are the purchasers irrevocably committed to purchase the securities and will not make any further investment decision?

Risk Factors
5. If true, please add a risk factor indicating that Laurus may gain control of the company by converting the notes it holds, or in connection with any other arrangement with you.



The Existence of Outstanding Options and Warrants May Harm Our . .
..,
page 15
6. It is unclear why this dilution risk factor is limited to only options and warrants. Specifically, why do you not address the significant dilution that may occur in connection with the approximately 5 million shares you are offering in this registration.
We note that you have less than 4 million shares currently outstanding. Please revise or advise.

Management`s Discussion and Analysis and Plan of Operation, page
18
7. Please expand this section to include a discussion of the Laurus transaction and other material private placements of notes and warrants. Where applicable, discuss the impact on your liquidity. Including only a Subsequent Events subsection does not adequately present an integrated picture of your financial condition. A prospectus speaks as of the date of effectiveness. Thus, we do not believe it is appropriate to provide a Subsequent Events subsection relating to the securities being offered in the prospectus.

Principal Stockholders, page 38
8. Please disclose the total number of shares upon which the table of beneficial ownership is based. In this regard, please tell us whether that figure includes the shares being registered in this offering. If not, why not?

Selling Shareholders, pages 39-40
9. Please identify the individuals with voting or investment control of the securities listed for the entities in the table.
10. Is any selling shareholder a broker-dealer? If so, identify that stockholder as an "underwriter" within the meaning of the Securities
Act of 1933. You also should revise the Manner of Sale section to state the names of the selling shareholders who are broker-dealers, and to state that they are also underwriters with respect to the shares that they are offering for resale.
11. If a selling shareholder is an affiliate of a broker-dealer, disclose if true that:

* The selling shareholder purchased the shares in the ordinary course of business, and
* At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute them.

If these statements are not true for any selling shareholder, then the prospectus must state that the selling shareholder is an underwriter.
12. Please tell us whether your director Kevin Keating is affiliated with Keating Securities, LLC. If so, this material relationship should be described as required by Item 507 of Regulation S-B.
13. We note the entities listed with shares issuable upon the exercise of options and warrants. In a footnote, please separately identify the number of shares issuable upon the conversion of options and those issuable upon the conversion of warrants. Also, specify the exercise price.

Manner of Sale, page 41
14. We note the last paragraph in this section on page 41. Please provide the disclosure required by Item 508(i) and (j) of Regulation
S-B and otherwise clarify the disclosure regarding Regulation M. Also, it is unclear why you state that Whitco has "advised the selling shareholders" in the last paragraph in this section on page
41 when Catalyst seems to be the issuer of the securities. Please revise or advise.

****

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated
authority, declare   the filing effective, it does not foreclose
the
Commission from taking any action with respect to the filing;


* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please contact Howard M. Baik, Staff Attorney, at (202) 942-
1963
or David Mittelman, Legal Branch Chief, at (202) 942-1921 with any questions you may have.

      Sincerely,



				H. Christopher Owings
				Assistant Director

cc: 	David Feldman, Esq.
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Catalyst Lighting Group
January 7, 2005
Page 5